SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.


                                 FORM U-57

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                      Filed under section 33(a) of the
           Public Utility Holding Company Act of 1935, as amended


                       OFFSHORE POWER OPERATIONS C.V.
                     (Name of foreign utility company)



    Please send a copy of all notices and correspondence concerning this Notice to:


                       Offshore Power Operations C.V.
                             c/o Lauren Hagerty
                        333 Clay Street, Suite 1800
                            Houston, Texas 77002





                                   ITEM 1

      State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      Offshore Power Operations C.V. ("OPO") a limited partnership organized under the laws of the Netherlands, hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that OPO is a foreign utility company within the meaning of Section 33(a) of the Act.


 Name and Business Address:

 c/o Equity Trust Co. nv
 Schouwburgplein 30-34
 3012 CL Rotterdam
 P.O. Box 21153
 3001 AD Rotterdam
 The Netherlands


 Description of Facilities:

      Pursuant to the terms of three operation and maintenance agreements (the "O&M Agreements") between OPO and Dabhol Power Company ("DPC"), OPO will operate a power station, an LNG regasification facility and certain marine works being constructed by DPC near the village of Dabhol in the State of Maharashtra, India, approximately 170 kilometers south of Mumbai.

      Pursuant to the first of the O&M Agreements, OPO will operate and maintain a power station (the "Power Station") being developed and constructed in two phases. The first phase of the Power Station, comprising a single power block and certain ancillary facilities ("Phase I"), has been financed, and construction was commenced in March 1995.
 Phase I is expected to commence commercial operations in January 1999. The second phase of the Power Station is currently under development and includes the addition of two power blocks ("Phase II"). Upon completion of Phase II, therefore, the Power Station will include three power blocks each consisting of a combined-cycle unit comprising two combustion turbine generators, two heat recovery steam generators and one steam turbine generator.

      Phase I utilizes power generation equipment manufactured or supplied by General Electric Company ("GE"), including GE's 9FA combustion turbines, an upgraded version of GE's 7F and 9F combustion turbines. Included in Phase I is a GE Frame 6 simple-cycle combustion turbine to provide black
 start capability as well as peaking capability.   The contracted capacity
 of Phase I is 740 MW. Phase I has been designed to run on natural gas, No. 2 distillate fuel oil or naphtha.

      Phase II includes two additional blocks and certain auxiliary systems and will also utilize GE Frame 9FA combustion turbines and other power
 generation equipment manufactured or supplied by GE.   The contracted
 capacity of the Power Station after entry into commercial service of Phase II is 2184 MW.

      Under the second O&M Agreement, OPO will operate and maintain an LNG regasification facility ("the Regas Facility") to be located adjacent to the Power Station. The Regas Facility will consist of LNG storage tanks, LNG vaporizers and associated pumps and piping and, when completed, will have the capacity to process five million metric tons of liquified natural gas per year, of which approximately two million will be used to supply the Power Station's requirements for natural gas.

      Pursuant to the terms of the third O&M Agreement, OPO will operate and maintain port facilities associated with the Regas Facility including a fuel jetty, navigational channel and breakwater ("the Marine Works").


 Ownership:

      OPO is a limited partnership formed under the laws of the Netherlands. OPO's current partners and their ownership interests in OPO are as follows:

 o Enron Reserve II B.V., a company organized under the laws of the Netherlands and an affiliate of Enron Corp., an Oregon corporation, owns a 0.1% general partnership interest in OPO; and

 o Atlantic India Holdings Ltd., a company incorporated and organized under the laws of the Cayman Islands and an affiliate of Enron Corp. owns a 99.9% limited partnership interest in OPO.


                                   ITEM 2

      State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

      Portland General Electric Company ("PGE") is a domestic associate public utility company and is a direct subsidiary of Enron Corp. PGE has not made an investment in and does not have any contractual relationship with OPO, nor is any such investment or contractual relationship contemplated.

      The certification of the Oregon Public Utility Commission, as required under Section 33(a)(2) of the Act is attached hereto as Exhibit A.


                                 SIGNATURE


      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   Offshore Power Operations C.V.


                                   By: /s/ R. H. Walls, Jr.
                                       ___________________________
                                       Name:  R. H. Walls, Jr.
                                       Title: Attorney-in-Fact



 Dated: December 17, 1998



                               EXHIBIT INDEX


 Exhibit A - Oregon Certification



EXHIBIT A

                                            Oregon Public Utility Commission
                                                      550 Capitol Street NE
                                                       Salem, OR 97310-1380
                                                              (503)873-7394

                     June 23, 1997


 Securities and Exchange Commission
 Judiciary Plaza
 450 West Fifth Street
 Washington, D.C.  20549


 Re: Public Utility Holding Company Act of 1935 - Investments in Foreign Utility Companies by Enron Corp.
      DOJ File No. 860-115-GPO138-96


      Enron Corp. (Enron) has advised us that it, or its subsidiaries or affiliates, may from time to time directly or indirectly acquire and maintain interests in one or more "foreign utility companies," as that term is defined in the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). Such foreign utility companies will derive no part of their income from electric or gas utility operations within the United States.

      Upon closure of Enron's merger with Portland General Corporation
 (PGC), the parent corporation of Portland General Electric Company (PGE), Enron will own all of the stock in PGE. PGE is a "public utility" as defined in the Oregon public utility laws and, as such, is subject to our jurisdiction over its utility operations within the state of Oregon, including its retail electric rates. PGE is also a "public utility company" as that term is defined in PUHCA.

      The 1992 Energy Policy Act amendments to PUHCA provide a procedure for exempting a foreign utility company from PUHCA such that a public utility company's direct or indirect ownership of the requisite percentage of voting securities will not make it a holding company or require SEC approval.(1) Specifically, PUHCA section 33(a)(1) provides that a foreign utility company will not be deemed to be a public utility company under PUHCA. Section 33(a)(2) makes the exemption of section 33(a)(1) effective for a foreign utility company with a domestic utility affiliate upon certification to the SEC by the state commission having jurisdiction over the retail rates of the domestic utility affiliate "that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

 ------------------
 (1) PUHCA section 33(a)(3) defines "foreign utility company" as any PUHCA-defined public utility company whose facilities are not located in the United States if such company "derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the United States," and neither the company nor any of its subsidiaries is a public utility company operating in the United States. The term "foreign utility company" as used in this letter has the meaning set forth in section 33(a)(3).


      Enron has requested that we provide to the SEC the certification specified in section 33(a)(2) of PUHCA.

      In considering this matter, we have reviewed our regulatory authority provided by the Oregon public utility laws and the resources available to us to carry out our statutory responsibilities. We have also relied upon the statements and commitments contained in the enclosed letter from Enron requesting this certification. More importantly, we have recently entered an order approving the aforementioned merger between Enron and PGC. That order contains several conditions to assist us in monitoring dealings between Enron and PGE. The Commission assumes that Enron will comply with all of the conditions in the merger order. Finally, we have considered that PUHCA permits us, upon the filing of a notice, to revise or withdraw this certification prospectively as to any future acquisition.

      Based upon the foregoing, we certify to the Securities and Exchange Commission that we have the authority and resources to protect ratepayers subject to our jurisdiction and we intend to exercise that authority.


 /s/Roger Hamilton        /s/Joan Smith       /s/Ron Eachus

 Roger Hamilton           Joan Smith          Ron Eachus
 Chairman                 Commissioner        Commissioner

 Enclosure (Enron letter dated May 27, 1997)

 cc:  Charles L. Best
      Attorney at Law
      Suite 805
      1220 S.W. Morrison Street
      Portland, OR  97205